Filed by Petrohawk Energy Corporation
(Commission File No. 000-25717)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Mission Resources Corporation
(Commission File No. 000-09498)

Additional Information and Forward Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of Petrohawk Energy Corporation (“Petrohawk”) and Mission Resources Corporation (“Mission”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include, without limitation, 1) the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting objectives; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility of future regulatory or legislative actions; 7) the volatility in prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Petrohawk and Mission. Petrohawk and Mission assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information

In connection with the proposed merger (the “Merger”), Petrohawk and Mission filed with the SEC on April 28, 2005, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Petrohawk and Mission are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Petrohawk or Mission because they contain, or will contain, important information about Petrohawk, Mission and the Merger. The preliminary materials filed on April 28, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Petrohawk or Mission with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission’s website at www.mrcorp.com.

Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the Merger. Information about the executive officers and directors of Petrohawk and their ownership of Petrohawk common stock is set forth in the joint proxy statement/prospectus on Form S-4, which was filed with the SEC on April 28, 2005. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in Mission’s Amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on April 12, 2005. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Petrohawk, Mission and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger, which is included in the Registration Statement on Form S-4 filed by Petrohawk with the SEC on April 28, 2005.

Petrohawk Energy Corporation
First Quarter 2005 Earnings Conference call
May 12, 2005
11:00 a.m. EST

PARTICIPANTS:
Floyd Wilson, President and CEO
Shane Bayless, Chief Financial Officer

PRESENTATION:

Operator

Greetings, ladies and gentlemen, and welcome to the Petrohawk Energy Corporation first quarter 2005 earnings conference call. At this time all participants are on a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder this conference is being recorded.

It is now my pleasure to introduce your host, Mr. Floyd Wilson, Chairman, President and Chief Executive Officer for Petrohawk Energy. Thank you, Mr. Wilson, you may begin.

Floyd Wilson — Petrohawk Energy — Chairman, President, CEO

Thanks. And thanks everyone for joining this morning. This material contains information that may be deemed to be forward-looking. For a full statement related to this topic, see our press release dated today, which is posted on our website.

It’s been a very active and interesting quarter for us. It’s been less than a year since we closed the transaction that started the company. And during late in 2004 we completed a large transaction wherein we acquired Wynn Crosby Energy for $425 million. So it’s been a very active time for us. We’ve had a very solid and successful first quarter. During this quarter, we have successfully executed on our acquisition and divestment strategies. We closed the acquisition of Proton Oil & Gas for $53 million on February the 25th. This transaction added significant upside. It’s added new production already, with some new drilling and additional significant drilling is scheduled yet for this year.

We’ve successfully completed a divestment of royalty interest for $80 million, also on February 25th. That transaction had a great spread between cost and the sale price.

Further, we announced the transaction with Mission Resources on April the 4th. That transaction will double our size and double the size of the operating platform. As you probably noticed in some of the materials we sent out prior to this call, this involves very complementary properties and strategies and technologies. We expect to close that transaction in early August.

Additionally, we’ve implemented a significant and successful drilling program. We’ve had excellent early results. For the quarter, we produced 54 million equivalents per day. We drilled 29 wells, 28 of which were successful. There was only one dry hole. And this drilling was largely on locations not classified as proved. And there’s some detail on that in the press release.

Additionally, we reduced debt through the course of the quarter by nearly $25 million. We achieved solid financial results. Cash flow from operations of nearly $20 million and income from operations of nearly $9 million. On the operating side, things are going along as we expected them to. Of the 29 wells that we drilled, nine with classified as proven undeveloped. 19 were not classified as proven. So that’s all new drilling. And there was one dry hole. In south Louisiana, I’ll just give a few highlights here: As everyone knows, we view our drilling program as a process, not an event. So it’s a program that we intend to maintain throughout the course of the year, a balance between development drilling and exploratory drilling.

And in south Louisiana, the Alliance Trust No. 45 was completed. We reported that before. It’s currently producing 260 barrels of oil per day with some gas. It’s at 2700 feet. We own a large interest, 82%. Our plan is to drill two offsets early in the quarter to that well and it’s significant in that it’s the first well on the new deal on the new proton transaction that we got completed this year.

In east Texas, we continue to drill and complete on our Cotton Valley sand wells in places like Carthage, South Blocker and Beckville. We own high working interest there, 75, 80%. We have several wells waiting for frac jobs there we expect to get those done during the quarter and get those wells done.

In south Texas we’ve had a nice well at our number four Cleopatra, and Neighbors Field, we drilled that during the first quarter. Net revenue interest there of 81%. We have one stage fracked, we expect to add three stages and place this well on full production within the next month or two. Also in south Texas, Lareforma Field, we previously reported that three significant new wells were placed on production during the first quarter.

So first quarter has been very active, in the acquisition business and in the divestment business, and also in the matter of assimilating the Wynn Crosby transaction and getting those properties on our hip.

The second quarter looks as if it will be much the same as the first quarter. We’ll spend about $15 million in the second quarter. Again, it’s heavily weighted towards nonproved locations. The last half of the year will be even more active than the first half was, as we add several more rigs to accelerate development of existing properties and to test new leases or new fault blocks or new prospects. During the first half of the year we expect that we will have had about nine rigs running throughout, two operated and seven non-op. During the second half of 2005 our schedule calls for an average of 15 rigs running, six operated and nine non-op. So we’re somewhat weighted towards the second half of the year in terms of execution of our drilling program. We’re on plan with that, however, I’ll add.

With that, I’ll turn it over to Shane Bayless to give you some high points from the financial results.

Shane Bayless — Petrohawk Energy — VP, CFO

Thanks, Floyd. Just a couple quick points to run through on the financial side. As Floyd mentioned, first quarter production in ‘05 was roughly 54 million a day, up from 29 million a day for the fourth quarter. That increase is largely attributable to the Wynn Crosby transaction assets being in the results of operations for the full quarter versus the fourth quarter of ‘04 where they were there for about a little over a month. Realized prices, $46.62 a barrel, $6.24 in MCS, resulting in revenues of just over $32 million for the quarter.

Production costs were really flat year over year. Continuing with our philosophy to look to drive that number down. The divestiture process will continue to look to be one avenue that we improve on that operating metric. And on the G&A $3.3 million of G&A for the quarter. Just a note to make there is that roughly $1.1 million of transition costs that would be viewed as something that will soon go away, probably actually at the end of this month, as the transition services that we were utilizing from the Wynn Crosby folks will terminate and all the operations or all the back office function will be moved down to Houston at that point.

You’ll note also that the commodity price environment did trigger a mark-to-market loss. Roughly $27.3 on an unrealized basis. And $1.2 million on a realized basis.

So as I think we talked in the past we do not elect hedge accounting. So that volatility does exist in the P&L resulting in this quarter of about $28.6 million.

On the balance sheet side, as a result of the divestiture on the royalty, which was $80 million in proceeds and the cash consideration on Proton of roughly 54 million, we reduced debt from year-end down to $128 million in a revolver. April 1st, we redetermined our borrowing base, post-Proton, post-royalty sale, and that number is at $185 million.

In conclusion, we certainly feel that first quarter was a very strong quarter for the company and is on path to the guidance that Floyd reiterated earlier that we believe we will be achieving this year.

With that, I’ll turn it back to Floyd.

Floyd Wilson — Petrohawk Energy — Chairman, President, CEO

Thanks, Shane. First quarter was on target for us. Our acquisition divestment and drilling strategies are well underway and all the results are positive so far. Our acquisition and divestment activities have provided us with additional financial liquidity as well as exciting additions to our drilling inventory for years to come. We plan additional divestments. We expect to execute some of these before the Mission closing and after and I’ll add right here that Mission had a wonderful first quarter on all fronts as well. As I mentioned earlier, we expect to close the Mission transaction in early August. We have several very viable options on how to finance that. They’re all solid. We’ll choose the most efficient of these options at the appropriate time.

Our outlook for the NP business continues to be very bullish. We plan to continue to hedge at appropriate points in our growth cycle. We’ve recently put on some additional hedges. We’ll go into some detail on that at the Bear Stearns conference in New York next week. This presentation will be posted to our website on Tuesday.

Shane mentioned this, I’ll reiterate. We’re reaffirming our full-year guidance for 2005. As we’ve stated before, we will update combined company guidance as we close the Mission Resources transaction.

With that, we are ready for some questions, if there are any.

Operator

Thank you. Ladies and gentlemen, at this time we’ll be conducting a question-and-answer session. If you would like to ask a question press star 1 on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star 2 if you would like to remove your question from the queue. For participants using speaker equipment it may be necessary to pick up your hand set before pressing the star keys.

Our first question is from David Connie with FBR.

<Q>: Hi, guys. Floyd, could you give us a sense of what either first quarter exit rate is, was for or maybe even current production?

<A>: Sure, it’s just under 60 million a day. That varies quite a bit day-by-day. We’ve got some newer properties that we’re, you know, having compression sizing strategies ongoing and whatnot. But it’s right in that range.

<Q>: And how many wells would you say in aggregate do you have to tie in to maybe give us a sense, how much maybe in production would come with it to help us try to forecast second quarter production?

<A>: We’ve got about 15 wells that we need to get on production, round numbers. And I wouldn’t — I don’t really have a number of what those 15 wells would add. I would say that it’s our plan and that it flows into our guidance in an appropriate way. And as I said, you know, we just closed Wynn Crosby around Thanksgiving. We closed Proton here at the end of February. We gave full year guidance on purpose because we need to own these properties for a while before we can fully project, you know, how smooth or not smooth production profiles will be.

So there’s a significant number of wells that are, you know, in the queue to be placed on production. And we expect that these will build to our projected rates for the year.

<Q>: Is most of these wells going to come on in second quarter, the timing?

<A>: I would say all of those wells. Now we’ve got a lot of activity going right now. So we’ll probably always have between 10 and 20 wells waiting to go on. Through the course of this quarter we’ll drill another 20 to 30 wells at least, probably 30, similar to the first quarter. I will say so far we’ve had nothing but success this quarter, second quarter. So, yeah, they’ll all go in this quarter, those that were left not producing at the end of the first quarter, they’ll all go on. But there will be a new group of wells that are not yet on by the end of the second quarter.

<Q>: Good. Moving over to divestitures, you had mentioned before I think on the last call something around 50 Bs, potential to divest. Is that number still good?

<A>: Yes. We’ll try to get some of that done before we close with Mission, and they may elect to get some done on their side and then we’ll really pour it on after closing and get all those done by year-end. It’s a very selective group of properties that Steve Harris has identified and we’ll make sure it’s the right property group for us to divest. But they’re typically noncore properties that others might do, you know, better with than we will.

<Q>: And last, you mentioned that you’re obviously looking at various different financing methods to close on Mission on the cash portion. Could you give us a sense, you know one thing you had mentioned before was high yield. But what other avenues do you have to go towards?

<A>: Yeah. And the best way to go through that is that we don’t need to do any new high yields to close a transaction. We can do it all from our bank group. Our banks have expressed a willingness and a high level of confidence to be able to do that. That may well be what we end up doing. The high yield markets seem to be a little, these guys call it choppy the last few weeks. If those markets aren’t right for us at the right time we just won’t go there.

<Q>: Great. I’ll let other people ask questions.

<A>: Great.

Operator

Our next question is from Ron Mills of Johnson Rice.

<Q>: Good morning, guys. Question just on full-year guidance, I know you haven’t provided on a quarter-to-quarter basis, but on the full-year guidance, are you still sticking with the 64 to 74 million a day that you put out in late March, which obviously is the Petrohawk stand-alone from a production guidance standpoint?

<A>: Yes, Ron, we’re right on track within our plan to meet that guidance, and we see no reason to change it. We’ll roll out new guidance as we close the Mission transaction. We’ll take into account all the, you know, whatever has gone on since the beginning of the year by that time. But right now we’re dead solid on that.

<Q>: And just reading between the lines in terms of where your current production rate is around 60 or 62 million a day, and you know we’re halfway through the quarter. Then the second quarter — is that a pretty good ballpark and then really that would suggest the growth is really back-end loaded.

<A>: Well, the rigs are slightly second half loaded. A lot of the newer properties are taking a little bit longer to get fracked and on production than we expected them to. And so that part of the schedule is a little bit second half loaded as well. But, yeah, we’re producing just under 60 a day now and first half and we need to get to you know something like 80 a day or whatever it is to average that within the guidance range for the year. That’s what our plan is.

<Q>: All right. From a cost standpoint, especially at least on an absolute basis, the costs appear to be, at least coming in, about where you expected? Are you seeing any surprises whatsoever on either of the Proton and the Wynn Crosby properties versus original expectations?

<A>: Talking about lifting cost or other costs?

<Q>: Lifting costs in particular.

<A>: Lifting costs in particular, exactly what we thought they would be. We don’t expect to make any significant inroads on reducing those until Steve gets a full of these divestments done. And as the production increases that, of course, will go down on an average basis. You might notice that divesting the royalty properties, while it was a great transaction, they had no operating costs. And so I think you modeled that in, Ron, but, again, it’s like our drilling program, it’s a process we’re involved in, not a single event. And we’re very comfortable with our statements as to where we’ll be for the course of the year in terms of operating costs, production and drilling achievements.

<Q>: All right. And then from an activity standpoint, obviously, if you go from nine rigs to 15 rigs, you’re going to see a pretty big jump. Can you walk through some of your primary focus areas for that higher activity level?

<A>: I’ll point out, as I mentioned earlier, a significant number of those rigs are non-op. In the first half, out of nine, seven are non-op. And in the second half, our projections call for about 15 rigs and nine of those are non-op. So the non-op rigs are fairly evenly spread across all the basins that we work in. The operated rigs are heavily weighted towards south Texas and south Louisiana. And, as you know, we’ll get some activity in the late in the third quarter in the Arcoma Basin on the large acreage block that we have out there.

<Q>: Then, finally, what you mentioned, the frac jobs taking probably longer to get completed. Is that just a matter of getting access to frac crews on a timely basis? And, if so, what are you trying to do to alleviate that problem going forward to get those production levels?

<A>: There’s two things at work there. The first thing, I’ll just point out the traditional pattern. Early in the year it’s muddier than crap out in some of these places and you just don’t spend the money laying new roads and stuff. You need to let it dry out. Secondly, it’s very, very busy out in the field. And we’re waiting on frac crews. We’re waiting on frac tanks here and there. And you know it’s just a matter of getting in the queue and being ready in terms of the weather and whatnot when the crews are ready to head your way.

It’s been a little bit more of a delay I would say about 30-day delay on average per well on some of the completion sides than we thought we would have experienced, say, late in fourth quarter of last year.

Having said that, we’ve got it all scheduled, and we’re, you know, it’s just I think the whole industry is facing the same sort of situation. You also have a lot more completion activities being consummated through the dry months, particularly in, you know, east Texas and places like that where it’s pretty boggy, south Louisiana.

<Q>: All right. Then finally, Shane, with the debt, you said your debt was about $129 million on your revolver at quarter end.

<A>: $128 million at the end of the quarter, yes.

<Q>: Then what was the $185 million?

<A>: The new borrowing base as of April 1st we redetermined the borrowing base with the banks post-royalty sale and post-proton.

<Q>: Okay. I’ll let someone else jump on. Thanks.

Operator

Our next question is from Van Levy with Dom and Rose Company.

<Q>: How are you.

<A>: Great.

<Q>: I was on the Mission call. Seemed to be a real upbeat call, lot of operating success. I think the thing that struck me they raised their guidance 6%, and I guess what this implies for the last half of the year, the third and fourth quarter, is somewhere around 87 million a day. Generally when companies make acquisitions, the news that unfolds is not as good as you know, one had expected. I guess my question is, are you surprised by this and how does this kind of shape your view of CAPEX and with that successful money be more money shifted toward Mission asset base versus the Wynn Crosby, et cetera?

<A>: Yeah, Van, no we weren’t surprised by this. We knew about all this before we signed the transaction with them, of course. These things haven’t happened overnight. Bob Cavanaugh and his staff have had a break-out quarter. It’s just been fantastic. They’ve spent, I don’t know, probably half of their CAPEX budget by now, but during the first quarter I think they spent a lot of it. So they had a lot of success and it’s really been very exciting for them and us as well.

But, no, it’s not anything that we didn’t expect having been sitting beside them when they were getting their calls, you know, getting the logs in on some of these wells.

It was a very upbeat and ours is too, by the way, but you know, again, it’s a process. We need to get the transaction closed. We absolutely and always intended there’s competition for capital dollars within the combined company’s budget, and there absolutely will be some redirection of rigs, resources in terms of technical resources, you know, manpower, geoscientists and whatnot, and money from one property group to another.

We have, of course, dug quite deeply into their capital plan this year as they did on ours, and the way things stand right now we see no reason that they should change theirs and we see no reason that we should change ours. They may well come up with an idea that they’d like to accelerate drilling before we close, and we would applaud that. And we’ll just have to wait and see. But right now both capital programs are very well situated in terms of risk profiles, upside and the accelerated development that a company has to do to keep your production profile rolling forward.

<Q>: Okay. Second question: You mentioned it briefly, but today crude prices were down a buck 50. There’s been pressure. You mentioned that you added to your hedging position. Can you kind of give us your sense of your hedging posture given where we are in this pricing movement or pricing wave?

<A>: Well, you know how I feel about hedging, so I won’t tell you about what posture I think it is. However, we have said that the combined companies would try to get about 70% of the next couple of years of production hedged perhaps before closing. Petrohawk has gone ahead and done that. And it’s with cost of collars (ph), they’re all very attractive. And this mark is a great example. We’ve got collars 6 by 9 and 6 by 10 for the next five years and here we are having a mark-to-market noncash loss. So we’re at 70%, 68% right now. We may even take that up a little bit. But you know prices go up and down. You know, to me it has a lot to do with your cost structure and your finding costs and whatnot as you proceed to develop your property and drill your new prospects. Make some sense out of a divestment program. But, yeah, costs are — these prices are very volatile.

<Q>: So you’re well protected there and that’s your notion over the next two years, really lock it in in some sort of collar range?

<A>: We have cost of collars (ph), Van. We don’t think that’s a great use of our cash to buy floors or something like that right now. Although it’s a good trade. So, yes, we’re going to stay at least 70%. And I believe Mission will get theirs up to that level here shortly as well.

<Q>: Last question, can you give us the DD&A rate was somewhere around 2.18 a unit. Can you give us a sense DD&A rate going forward, will that move much and can I get the unhedged prices for oil and gas for the quarter?

<A>: Van, yeah on the DD&A side I think somewhere in the 2.15 range is probably, 2.15, 2.25, we’ll be adding cost for the full cost pool as drilling occurs and with the belief that there will be added value as well. So that range should be in the ballpark. And I don’t have the unhedged in front of me. I’ll have to get back to you.

<Q>: Great. And last question on DD&A. How was that calculation done for you? Some people at the end of the year had true ups in the end of the fourth quarter and there was some accounting methodology that was forced to be changed from the accountants. How do you guys do that? Is it an estimation every quarter and you true up in the fourth quarter?

<A>: It’s clearly an estimation with everything that goes into the reserve components. But you do also in full cost I’ll call it have the noise of the effect of asset retirement obligations and future development costs that are within the computation, if you will. So every quarter we’ll do a roll-forward of reserves to make the calculation, though.

<Q>: Okay. Okay, thanks.

Operator

Our next question is from Curtis Trimbell with Ferris Baker Watts.

<Q>: Good morning. Also on the Mission conference call, I noted they’re taking a $1.8 million charge related to G&A expense from discontinued installation of ENP software suites. That’s probably an endorsement that the transaction is progressing at least on schedule if not ahead of schedule. Might we see a little bit of rejiggering of your guys’s G&A as this goes forward as well?

<A>: I’ll take a shot at that, Curtis. You’re not going to see that much this year but between closing — we hope to close in early August and some transition issues and the kind of offer of all the fine people at Mission to help us get through a transition period, we’re not going to see that much this year. You’ll see something next year of some significance as you should in a transaction of this nature. The fact is neither company is particularly overstaffed. In fact, in some ways we’re probably both understaffed. So you’ll see some changes there. There’s certainly some redundancy along the lines that you noted of in accounting systems and insurance and, you know, whatever, and there will be some rejiggering of a lot of that. But honestly Mission has a lot of great programs. We’re going to go their direction on some things, of course.

<Q>: Sure. Any update out of the SEC on exactly where the review of the transaction stands?

<A>: We’ve been given notice that we’re going to have an accounting and a legal review. They’ll give us their comments within about 30 days of the date we filed, which was April the 28th. So about the end of May we’ll have their comments. If we can work through those comments in a week or ten days, we’ll be ready to mail by then and it will be a 30-day turn on the mail-out. So you know it could come as early as middle of July. Practically speaking, it would be more like the first of August. We can’t really assign a date to that with any specificity. But that’s a pretty good ballpark right there.

<Q>: Sure. They’re not going to go through the individual property review, et cetera, and take the time to review the engineering reports, et cetera?

<A>: Well, they haven’t notified us that they will. But they certainly can if they choose to do so. Both companies have been in the SEC. We both use Neville and Sewell. So I think that probably had some impact on their process of what they wanted to review on this.

<Q>: Sure. Can you give us any further assurances regarding the back end rig availability, I guess? Do you have some contracts signed? Is it word of mouth kind of deal or what can you point to that gives us a little bit more degree of surety?

<A>: We do rely on our relationships in the business a lot, but we have contracts.

<Q>: Very good. Appreciate it.

Operator

Our next question is from Tom Decker with Morgan Stanley.

<Q>: Hi, Floyd. Hi Shane. Just got a question, Shane, you alluded to the mark-to-market during the quarter. Can you kind of go to the difference between that and the headline on the loss on the derivative activity that’s reported by the Dow Jones?

<A>: That had not came out at the time it came into our call.

<A>: I haven’t seen that Tom, if you’ll —

<Q>: The headline says “Petrohawk Energy swings to first quarter loss on derivative activity.” Is this for the first quarter the company posted a $14.3 million, $0.36 a share loss, net income.

<A>: Well, right. If you’ve seen the release, our first quarter loss is accurately stated there. Within that number, on a pretax basis is about a $28.7 million derivative mark-to-market.

<Q>: Right.

<A>: $1.2 million of that, I believe, is realized. The balance is simply the mark based upon where commodity prices were at the end of the quarter. And just as —

<Q>: So that’s just all unrealized?

<A>: That’s all unrealized, noncash. It’s a fair value computation, if you will. And just as a word or a note, I think here a few days ago or at the end of April it had already swung back $10 to $12 million at the end of April from that mark. So prices are continuing to show volatility. And that number will jump around. Given the significant percentage we are hedged. But that’s all noncash.

<Q>: I heard you say $1.2 million of it. And I wanted to get a clarification, that’s all.

<A>: Okay. Keep in mind from a practical side I’m not a financial guy, but we employ mainly cost as collars, and you know that should tell you the story on what that mark means. We’ve got six by nine and six by ten collars on our gas mix a couple of years. So, you know, the mark doesn’t mean much to me.

<Q>: All right. I appreciate it. Thank you.

Operator

Our next question is from Tracy Pulvers from Smith Barney.

<Q>: Good morning. The Morgan Stanley question and your answer pretty much covered by question. I was going to ask under what circumstances do the mark-to-markets become realized, and if you do swing back, then, are you likely to show a nonrealized profit in the second quarter?

<A>: Yes, that’s where it will flip, if prices quarter over quarter June 30 to March 31 are lower, we will see a different answer there that would be just a flip back the other direction.

<Q>: Right.

<A>: Go ahead and describe how the realized part comes about.

<A>: And Tracy, the realized is just the cash component as we settle on a monthly basis, if prices fall outside of the collar.

<Q>: Correct. So your total exposure on a realized basis is probably immaterial?

<A>: Very immaterial.

<Q>: Okay. Very good.

Operator

Once again, if you would like to ask a question, please press star 1 on your telephone keypad.

Our next question comes from Andrew O’Conner with Wells Capital.

<Q>: Good morning. Floyd, I thought I heard you say earlier you’re looking for the second quarter to be similar to the first quarter. I just wanted to clarify what does that mean for lease operating expense, production and G&A expenses for the second quarter? Will they come in similar to the first quarter then?

<A>: No, my comment specifically had to do with our drilling schedule. I said that we would be spending about the same amount of money in the second quarter as we did in the first and run about the same amount of rigs. We expect G&A and lifting costs to be somewhat similar in second quarter as first quarter. Obviously we expect production to be higher.

<Q>: Okay. That’s all we had. Thanks so much.

<A>: Great.

Operator

Mr. Wilson, there are no further questions at this time.

Floyd Wilson — Petrohawk Energy — Chairman, President, CEO

Well, listen, thanks everyone for calling in. We’ve had a great quarter here. We partnered up with Mission Resources, who had a wonderful quarter. We’re looking forward to getting that deal closed and both companies continue with their very successful drilling and operating strategies. You think of something else just give us a call and thanks for calling in.

Operator

This concludes today’s conference. Thank you for your participation.